ISSUED ON BEHALF OF RELX PLC

3rd October 2022

TOTAL VOTING RIGHTS

As at 3rd October 2022, RELX PLC’s capital consists of 1,966,584,928 ordinary shares of 14 51/116 pence each. RELX PLC holds 48,695,938 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,917,888,990 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.